AG SERVICES OF AMERICA, INC

                                      EXHIBIT 99.1

                                 FOURTH QUARTER AND YEAR
                                 END RESULTS PRESS RELEASE
























                                      -33-

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                                      NEWS RELEASE

April 9, 1998                                   NYSE:  ASV
                                                Contact:  Brad Schlotfeldt
Fax No. (319) 277-0144                          Phone:  (319) 277-0261
http://www.agservices.com                       or (800) 395-8505

                       AG SERVICES OF AMERICA, INC. ANNOUNCES
                       RECORD FOURTH QUARTER AND YEAR END RESULTS

             For the year ended February 28, 1998, the Company reported record net revenues and earnings. Net revenues increased 26% to a record $186.1 million up from $147.6 million for the year ended February 28, 1997. Net income for the year ended February 28, 1998 also reached record levels increasing 19% to $5.2 million or $0.96 per share diluted from $4.3 million or $0.84 per share diluted for the year ended February 28, 1997.

             The Company also reported record fourth quarter net revenues and earnings. Net revenues increased to $32.1 million compared with $20.4 million for the fourth quarter a year ago. The Company reported record net income for the three months ended February 28, 1998 of $306,154 or $0.06 per share diluted from $305,965 or $0.06 per share diluted for the same period last year.

             Results were below estimates as a result of costs associated with the Company's lease of three retail fertilizer and chemical facilities in Northwestern Illinois. Costs were incurred at these facilities in fiscal 1998 to ready them for operations in the Company's first quarter of fiscal 1999. Net income was reduced approximately $103,000 or $0.02 per share (basic and diluted).

             Looking forward, the Company is well into its sales, marketing and credit approval process for the 1998 spring planting season.
We anticipate that demand for the Company's "AgriFlex Credit" program coupled with the recently announced servicing and marketing agreement should keep growth (20% to 25%) and profitability (20% to 25%) objectives on target for fiscal 1999.

SAFE HARBOR PROVISION

             This release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially, include the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions;
changes in agricultural regulations; and the risks described from time to time in the Company's SEC reports.



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             Ag Services of America, Inc. supplies farm inputs including seed, fertilizer, agricultural chemicals, crop insurance, and cash advances for land rent, fuel, and irrigation to farmers primarily in the central United States.


                         (Unaudited)                        (Unaudited)
                    Three Months Ended                       Year Ended
                    ------------------                      ------------
               February 28,     February 28,      February 28,   February 28,
                   1998               1997              1998         1997
               -----------    --------------      ------------   --------------
                           (In thousands except per share amounts)

Net revenues     $32,131         $20,407           $186,073         $147,647
Income before
 income taxes       $480            $410             $8,061           $6,675
Net income          $306            $306             $5,181           $4,346
Earnings per share:
 Basic             $0.06           $0.06              $1.01            $0.95
 Diluted           $0.06           $0.06              $0.96            $0.84
Weighted average
 shares:
 Basic             5,166           5,128              5,155            4,579
 Diluted           5,428           5,400              5,425            5,352

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